IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

04031352

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

1269518
001265918
(Registrant CIK Number)

Form 8-K for July 1, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUL 07 2004
THOMSON
FINANCIAL

NY1 5569130v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JULY 1, 2004.

CWALT, INC.

By:
Name: Darren Bigby
Title: Vice President

Exhibit Index

NY1 5560120v1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS & CO. INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-14T2
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-14T2

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

BEAR STEARNS

FASTrader
CWALT-0414 T2 (A10)

CWALT-0414 T2 (A10)

Dated Date:	6/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	6/29/04	WAM:	.00
Date of 1st CF:	7/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	400,000,000.00		
Speed Assumpt.:			

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	AA	P-Des:	AA
Cusip:		Description:	SENIOR/NAS/AAA
Orig. Bal:	15,000,000.00	Current Bal:	15,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.30	1.57	1.87	2.41	3.19	3.71	4.09	4.38	4.61	4.80
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.96	5.09	5.20	5.29	5.38	5.44	5.50	5.57	5.73	5.78

Settlement Date: 6/30/2004 Valuation Date: 6/23/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	DOUG-0414/P50 ACPR	DOUG-0414/P100 ACPR	DOUG-0414/P150 ACPR	DOUG-0414/P200 ACPR
Price	93:29+	Yield	6.07	6.23	6.34	6.58	7.01
		Mod. Duration	11.44	8.71	7.47	5.75	4.03
Price	94: 1+	Yield	6.06	6.21	6.32	6.55	6.98
		Mod. Duration	11.45	8.72	7.48	5.75	4.03
Price	94: 5+	Yield	6.05	6.20	6.31	6.53	6.95
		Mod. Duration	11.46	8.72	7.48	5.76	4.03
Price	94: 9+	Yield	6.03	6.18	6.29	6.51	6.91
		Mod. Duration	11.47	8.73	7.48	5.76	4.03
Price	94:13+	Yield	6.02	6.17	6.27	6.48	6.88
		Mod. Duration	11.47	8.73	7.49	5.76	4.03
Price	94:17+	Yield	6.01	6.15	6.25	6.46	6.85
		Mod. Duration	11.48	8.74	7.49	5.76	4.03
Price	94:21+	Yield	6.00	6.14	6.24	6.44	6.82
		Mod. Duration	11.49	8.74	7.50	5.77	4.03

Vector Name	Vector Description
DOUG-0414/P100	**SEE ATTACHED**
DOUG-0414/P150	**SEE ATTACHED**
DOUG-0414/P200	**SEE ATTACHED**
DOUG-0414/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
DOUG-0414 AA (L1)	100.00	15,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
CWALT-0414 T2 (A11)

06/23/2004 18:35
dcalamari

CWALT-0414 T2(A11)

Dated Date:	6/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	6/29/04	WAM:	.00
Date of 1st CF:	7/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	400,000,000.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	AB	P-Des:	AB
Cusip:		Description:	SENIOR/NAS/AAA
Orig. Bal:	17,170,000.00	Current Bal:	17,170,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.30	1.57	1.87	2.41	3.19	3.71	4.09	4.38	4.61	4.80
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.96	5.09	5.20	5.29	5.38	5.44	5.50	5.57	5.73	5.78

Settlement Date: 6/30/2004 Valuation Date: 6/23/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	DOUG-0414/P50 ACPR	DOUG-0414/P100 ACPR	DOUG-0414/P150 ACPR	DOUG-0414/P200 ACPR
Price	95: 1+	Yield	5.97	6.09	6.18	6.37	6.72
		Mod. Duration	11.51	8.76	7.51	5.77	4.04
Price	95: 5+	Yield	5.95	6.08	6.17	6.35	6.69
		Mod. Duration	11.52	8.76	7.51	5.77	4.04
Price	95: 9+	Yield	5.94	6.06	6.15	6.33	6.65
		Mod. Duration	11.53	8.77	7.51	5.78	4.04
Price	95:13+	Yield	5.93	6.05	6.13	6.30	6.62
		Mod. Duration	11.53	8.78	7.52	5.78	4.04
Price	95:17+	Yield	5.92	6.03	6.11	6.28	6.59
		Mod. Duration	11.54	8.78	7.52	5.78	4.04
Price	95:21+	Yield	5.91	6.02	6.10	6.26	6.56
		Mod. Duration	11.55	8.79	7.52	5.78	4.04
Price	95:25+	Yield	5.90	6.00	6.08	6.24	6.53
		Mod. Duration	11.56	8.79	7.53	5.79	4.04

Vector Name	Vector Description
DOUG-0414/P100	**SEE ATTACHED**
DOUG-0414/P150	**SEE ATTACHED**
DOUG-0414/P200	**SEE ATTACHED**
DOUG-0414/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
DOUG-0414 AB (L2)	100.00	17,170,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
CWALT-0414 T2(A11)

CWALT-0414 T2 (A11)

Dated Date:	6/1/04	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	6/29/04	WAM: .00
Date of 1st CF:	7/25/04	Type:
Pmts Per Year:		**Collateral**
Manager:	BEARS	**Cumulative Prepayment**
Face:	400,000,000.00	
Speed Assumpt.:		

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	AB	P-Des:	AB
Cusip:		Description:	SENIOR/NAS/AAA
Orig. Bal:	17,170,000.00	Current Bal:	17,170,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.30	1.57	1.87	2.41	3.19	3.71	4.09	4.38	4.61	4.80
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.96	5.09	5.20	5.29	5.38	5.44	5.50	5.57	5.73	5.78

Settlement Date: 6/30/2004 Valuation Date: 6/23/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	DOUG-0414/P50 ACPR	DOUG-0414/P100 ACPR	DOUG-0414/P150 ACPR	DOUG-0414/P200 ACPR
Price	95: 9	Yield	5.94	6.07	6.15	6.33	6.66
		Mod. Duration	11.53	8.77	7.51	5.78	4.04
Price	95:13	Yield	5.93	6.05	6.13	6.31	6.63
		Mod. Duration	11.53	8.77	7.52	5.78	4.04
Price	95:17	Yield	5.92	6.04	6.12	6.28	6.59
		Mod. Duration	11.54	8.78	7.52	5.78	4.04
Price	95:21	Yield	5.91	6.02	6.10	6.26	6.56
		Mod. Duration	11.55	8.78	7.52	5.78	4.04
Price	95:25	Yield	5.90	6.01	6.08	6.24	6.53
		Mod. Duration	11.56	8.79	7.53	5.79	4.04
Price	95:29	Yield	5.89	5.99	6.06	6.22	6.50
		Mod. Duration	11.56	8.79	7.53	5.79	4.04
Price	96: 1	Yield	5.88	5.98	6.05	6.19	6.47
		Mod. Duration	11.57	8.80	7.54	5.79	4.05

Vector Name	Vector Description
DOUG-0414/P100	**SEE ATTACHED**
DOUG-0414/P150	**SEE ATTACHED**
DOUG-0414/P200	**SEE ATTACHED**
DOUG-0414/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
DOUG-0414 AB (L2)	100.00	17,170,000.00

*** Vectors have been used in one or more scenarios. ***
*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
CWALT-0414 T2 (A13)

06/23/2004 18:29
dcalamari

CWALT-0414 T2 (A13)

Dated Date:	6/1/04
Trade Date:	1/1/01
Settle Date:	6/29/04
Date of 1st CF:	7/25/04
Pmts Per Year:	
Manager:	BEARS
Face:	400,000,000.00
Speed Assumpt.:	

Monthly Prepayment
Date PSA CPR

Pricing
WAC: .00
WAM: .00
Type:

Collateral
Cumulative Prepayment

Deal Comments

Tranche Details

Des:	AD	P-Des:	AD
Cusip:		Description:	Floater
Orig. Bal:	36,888,800.00	Current Bal:	36,888,800.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.65	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	7/23/04
Delay Days:	0	Stated Mat:	
Current Fac:		Original Fac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x 1-mo LIBOR + 0.5500 Cap 8.0000 @ 7.4500 Floor 0.5500 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.30	1.57	1.87	2.41	3.19	3.71	4.09	4.38	4.61	4.80
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.96	5.09	5.20	5.29	5.38	5.44	5.50	5.57	5.73	5.78

Settlement Date: 6/30/2004 Valuation Date: 6/23/2004 Yield Curve: USD Swap

Results

1M_LIB		1.10000	1.10000	1.10000	1.10000	1.10000
Prepay		0% CPR	DOUG-0414/P50 ACPR	DOUG-0414/P100 ACPR	DOUG-0414/P150 ACPR	DOUG-0414/P200 ACPR
Price 99:20	Yield	1.68	1.71	1.75	1.80	1.86
	Mod. Duration	15.99	6.80	3.84	2.53	1.85
Price 99:24	Yield	1.67	1.69	1.72	1.75	1.79
	Mod. Duration	15.99	6.80	3.84	2.54	1.86
Price 99:28	Yield	1.66	1.67	1.69	1.70	1.72
	Mod. Duration	16.00	6.81	3.84	2.54	1.86
Price 100: 0	Yield	1.66	1.66	1.66	1.66	1.66
	Mod. Duration	16.00	6.82	3.85	2.54	1.86
Price 100: 4	Yield	1.65	1.64	1.62	1.61	1.59
	Mod. Duration	16.01	6.82	3.85	2.54	1.86
Price 100: 8	Yield	1.64	1.62	1.59	1.56	1.52
	Mod. Duration	16.02	6.83	3.86	2.55	1.86
Price 100:12	Yield	1.63	1.60	1.56	1.51	1.45
	Mod. Duration	16.02	6.84	3.86	2.55	1.87

Vector Name	Vector Description
DOUG-0414/P100	**SEE ATTACHED**
DOUG-0414/P150	**SEE ATTACHED**
DOUG-0414/P200	**SEE ATTACHED**
DOUG-0414/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
DOUG-0414 AD (FA)	100.00	36,888,800.00

*** Vectors have been used in one or more scenarios. ***
*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
CWALT-0414 T2 (A2)

CWALT-0414 T2 (A2)

Dated Date:	6/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	6/29/04	WAM:	.00
Date of 1st CF:	7/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	Cumulative Prepayment	
Face:	400,000,000.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A2	P-Des:	A2
Cusip:		Description:	SENIOR/AAA
Orig. Bal:	31,500,000.00	Current Bal:	31,500,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Fac:		Original Fac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.30	1.57	1.87	2.41	3.19	3.71	4.09	4.38	4.61	4.80
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.96	5.09	5.20	5.29	5.38	5.44	5.50	5.57	5.73	5.78

Settlement Date: 6/30/2004 Valuation Date: 6/23/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	DOUG-0414/P50 ACPR	DOUG-0414/P100 ACPR	DOUG-0414/P150 ACPR	DOUG-0414/P200 ACPR
Price	97: 8	Yield	5.74	5.88	6.16	6.43	6.70
		Mod. Duration	13.28	7.48	4.05	2.79	2.11
Price	97:12	Yield	5.73	5.87	6.13	6.38	6.64
		Mod. Duration	13.29	7.48	4.05	2.79	2.11
Price	97:16	Yield	5.72	5.85	6.09	6.33	6.58
		Mod. Duration	13.30	7.49	4.05	2.79	2.11
Price	97:20	Yield	5.71	5.83	6.06	6.29	6.52
		Mod. Duration	13.31	7.49	4.05	2.79	2.12
Price	97:24	Yield	5.71	5.82	6.03	6.24	6.46
		Mod. Duration	13.32	7.49	4.05	2.79	2.12
Price	97:28	Yield	5.70	5.80	6.00	6.20	6.40
		Mod. Duration	13.33	7.50	4.05	2.79	2.12
Price	98: 0	Yield	5.69	5.78	5.97	6.15	6.34
		Mod. Duration	13.33	7.50	4.05	2.79	2.12

Vector Name	Vector Description
DOUG-0414/P100	**SEE ATTACHED**
DOUG-0414/P150	**SEE ATTACHED**
DOUG-0414/P200	**SEE ATTACHED**
DOUG-0414/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
DOUG-0414 A2 (A2)	100.00	31,500,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
CWALT-0414 T2 (A3)

CWALT-0414 T2 (A3)

Dated Date:	6/1/04	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	6/29/04	WAM: .00
Date of 1st CF:	7/25/04	Type:
Pmts Per Year:		**Collateral**
Manager:	BEARS	Cumulative Prepayment
Face:	400,000,000.00	
Speed Assumpt.:		

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	A3	P-Des:	A3
Cusip:		Description:	SENIOR/AAA
Orig. Bal:	10,000,000.00	Current Bal:	10,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Fac:		Original Fac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.30	1.57	1.87	2.41	3.19	3.71	4.09	4.38	4.61	4.80
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.96	5.09	5.20	5.29	5.38	5.44	5.50	5.57	5.73	5.78

Settlement Date: 6/30/2004 Valuation Date: 6/23/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	DOUG-0414/P50 ACPR	DOUG-0414/P100 ACPR	DOUG-0414/P150 ACPR	DOUG-0414/P200 ACPR
Price	99:31+	Yield	5.53	5.48	5.42	5.36	5.30
		Mod. Duration	10.56	4.36	2.42	1.70	1.32
Price	100: 3+	Yield	5.52	5.45	5.37	5.28	5.20
		Mod. Duration	10.57	4.36	2.42	1.70	1.32
Price	100: 7+	Yield	5.51	5.43	5.32	5.21	5.11
		Mod. Duration	10.57	4.37	2.43	1.70	1.32
Price	100:11+	Yield	5.49	5.40	5.26	5.14	5.01
		Mod. Duration	10.58	4.37	2.43	1.71	1.32
Price	100:15+	Yield	5.48	5.37	5.21	5.07	4.92
		Mod. Duration	10.59	4.38	2.43	1.71	1.32
Price	100:19+	Yield	5.47	5.34	5.16	4.99	4.83
		Mod. Duration	10.60	4.38	2.43	1.71	1.32
Price	100:23+	Yield	5.46	5.31	5.11	4.92	4.73
		Mod. Duration	10.60	4.39	2.43	1.71	1.33

Vector Name	Vector Description
DOUG-0414/P100	**SEE ATTACHED**
DOUG-0414/P150	**SEE ATTACHED**
DOUG-0414/P200	**SEE ATTACHED**
DOUG-0414/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
CWALT-0414 A3	100	10,000,000

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
CWALT-0414 T2 (A4)

CWALT-0414 T2 (A4)

Dated Date:	6/1/04	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	6/29/04	WAM: .00
Date of 1st CF:	7/25/04	Type:
Pmts Per Year:		**Collateral**
Manager:	BEARS	**Cumulative Prepayment**
Face:	400,000,000.00	
Speed Assump.:		

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Desc:	A4	P-Desc:	A4
Cusip:		Description:	SENIOR/AAA
Orig. Bal:	50,000,000.00	Current Bal:	50,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.30	1.57	1.87	2.41	3.19	3.71	4.09	4.38	4.61	4.80
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.96	5.09	5.20	5.29	5.38	5.44	5.50	5.57	5.73	5.78

Settlement Date: 6/30/2004 Valuation Date: 6/23/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	DOUG-0414/P50 ACPR	DOUG-0414/P100 ACPR	DOUG-0414/P150 ACPR	DOUG-0414/P200 ACPR
Price	99:14	Yield	5.58	5.61	5.65	5.69	5.72
		Mod. Duration	10.34	4.03	2.25	1.59	1.24
Price	99:18	Yield	5.57	5.58	5.59	5.61	5.62
		Mod. Duration	10.35	4.03	2.26	1.60	1.24
Price	99:22	Yield	5.56	5.55	5.54	5.53	5.52
		Mod. Duration	10.36	4.03	2.26	1.60	1.24
Price	99:26	Yield	5.55	5.52	5.48	5.45	5.42
		Mod. Duration	10.37	4.04	2.26	1.60	1.24
Price	99:30	Yield	5.53	5.49	5.43	5.37	5.32
		Mod. Duration	10.37	4.04	2.26	1.60	1.24
Price	100: 2	Yield	5.52	5.46	5.37	5.30	5.22
		Mod. Duration	10.38	4.05	2.26	1.60	1.24
Price	100: 6	Yield	5.51	5.43	5.32	5.22	5.12
		Mod. Duration	10.39	4.05	2.27	1.60	1.24

Vector Name	Vector Description
DOUG-0414/P100	**SEE ATTACHED**
DOUG-0414/P150	**SEE ATTACHED**
DOUG-0414/P200	**SEE ATTACHED**
DOUG-0414/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
DOUG-0414 A4 (AB)	100.00	50,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
CWALT-0414 T2 (A8)

CWALT-0414 T2 (A8)

Dated Date:	6/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	6/29/04	WAM:	.00
Date of 1st CF:	7/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	400,000,000.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A8	P-Des:	A8
Cusip:		Description:	SENIOR/AAA
Orig. Bal:	24,000,000.00	Current Bal:	24,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.30	1.57	1.87	2.41	3.19	3.71	4.09	4.38	4.61	4.80
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.96	5.09	5.20	5.29	5.38	5.44	5.50	5.57	5.73	5.78

Settlement Date: 6/30/2004 Valuation Date: 6/23/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	DOUG-0414/P50 ACPR	DOUG-0414/P100 ACPR	DOUG-0414/P150 ACPR	DOUG-0414/P200 ACPR
Price	90:23	Yield	6.24	6.34	6.85	7.82	8.57
		Mod. Duration	13.48	11.82	7.17	4.09	3.07
Price	90:27	Yield	6.23	6.32	6.83	7.79	8.53
		Mod. Duration	13.49	11.83	7.17	4.09	3.07
Price	90:31	Yield	6.22	6.31	6.81	7.76	8.48
		Mod. Duration	13.50	11.84	7.17	4.09	3.07
Price	91: 3	Yield	6.21	6.30	6.79	7.72	8.44
		Mod. Duration	13.51	11.85	7.18	4.09	3.07
Price	91: 7	Yield	6.20	6.29	6.77	7.69	8.39
		Mod. Duration	13.52	11.85	7.18	4.09	3.07
Price	91:11	Yield	6.19	6.28	6.75	7.66	8.35
		Mod. Duration	13.53	11.86	7.18	4.10	3.08
Price	91:15	Yield	6.18	6.27	6.73	7.62	8.30
		Mod. Duration	13.54	11.87	7.19	4.10	3.08

Vector Name	Vector Description
DOUG-0414/P100	**SEE ATTACHED**
DOUG-0414/P150	**SEE ATTACHED**
DOUG-0414/P200	**SEE ATTACHED**
DOUG-0414/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
DOUG-0414 A8 (B)	100.00	24,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***